                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G
                            (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO 13e-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1 )(1)


                                  THE GAP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   364760-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               / /         Rule 13d-1(b)
               / /         Rule 13d-1(c)
               /x/         Rule 13d-1(d)

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

CUSIP No. 375175106                 13G

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert J. Fisher
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                    (b) / /
          Not Applicable

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
      NUMBER OF           5.   SOLE VOTING POWER                     42,512,131
       SHARES         ----------------------------------------------------------
    BENEFICIALLY          6.   SHARED VOTING POWER                   12,414,452
      OWNED BY        ----------------------------------------------------------
        EACH              7.   SOLE DISPOSITIVE POWER                42,512,131
     REPORTING        ----------------------------------------------------------
    PERSON WITH           8.   SHARED DISPOSITIVE POWER              12,414,452
--------------------------------------------------------------------------------
 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     54,926,583
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                  6.5%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*                                        IN
--------------------------------------------------------------------------------

                               Page 2 of 6 pages.
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Item 1.  ISSUER.
         ------

         (a)      NAME OF ISSUER:
                  --------------

                  The Gap, Inc. (the "Issuer")

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------

                  One Harrison Street
                  San Francisco, CA  94105

Item 2.  SECURITY AND BACKGROUND.
         -----------------------

         (a)      NAME OF PERSON FILING:
                  ---------------------

                  Robert J. Fisher (the "Reporting Person")

         (b)      PRINCIPAL BUSINESS ADDRESS:
                  --------------------------

                  One Maritime Plaza, Suite 1400
                  San Francisco, CA  94111


         (c)      CITIZENSHIP OR PLACE OF ORGANIZATION:
                  ------------------------------------

                  The Reporting Person is a citizen of the United States.

         (d)      TITLE OF CLASS OF SECURITIES:
                  ----------------------------

                  Common Stock

         (e)      CUSIP NO.:
                  ---------

                  364760-10-8

Item 3. FILINGS UNDER RULES 13d-1(b), OR 13D-2(b) OR (c).
        -------------------------------------------------
                  Not Applicable.

Item 4.  OWNERSHIP.
         ---------

         (a)      AMOUNT BENEFICIALLY OWNED:
                  -------------------------

                  54,926,583

         (b)      PERCENT OF CLASS:
                  ----------------

                  6.5%

         (c)      NUMBER OF SHARES AS TO WHICH THE PERSON HAS VOTING AND
                  ------------------------------------------------------
                  DISPOSITIVE POWER:
                  ------------------

                  (i) Sole power to vote or direct the vote:  42,512,131

                  (ii) Shared power to vote or to direct the vote:  12,414,452

                  (iii) Sole power to dispose of or to direct the disposition:
                        42,512,131


                               Page 3 of 6 pages.

                   (iv) Shared power to dispose or to direct the disposition:
                        12,414,452

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
         --------------------------------------------

                  Not Applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
        ---------------------------------------------------------------

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        ----------------------------------------------------------------------
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
        ---------------------------------------------------------

                  Not Applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
        ---------------------------------------------------------

                  Not Applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP.
        ------------------------------

                  Not Applicable.

Item 10. CERTIFICATION.
         -------------

                  Not Applicable.


                               Page 4 of 6 pages.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Executed this 12th day of February, 2001.




By:            *
  ---------------------------
        Robert J. Fisher


                                           *By: /s/ Jane Spray
                                               --------------------------------
                                               Jane Spray, Attorney-in-Fact










---------------------------------------------------------------------------

This Schedule 13G was executed by Jane Spray as Attorney-in-Fact for Robert J. Fisher pursuant to the Power of Attorney attached hereto as Exhibit A.


                               Page 5 of 6 pages.
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                                    EXHIBIT A

                                Power of Attorney

         The undersigned hereby constitute and appoint Jane Spray and John J. Fisher, and each of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts, including without limitation, to execute and file on the undersigned's behalf, both as an individual and on behalf of the Fisher Family L.P., any and all instruments including Forms 3, 4 and 5 and Schedules 13D and 13G (collectively, the "Filings"), and any amendments, supplements or successor forms thereto pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any rules or regulations or requirements of the Securities and Exchange Commission in connection with the undersigned's reporting obligations pursuant to Section 13(d) of the Exchange Act and Section 16(b) of the Exchange Act.

         The authority of Jane Spray and John J. Fisher and each of them shall continue until the undersigned is no longer required to file any of the Filings, unless earlier revoked in writing.

         The undersigned acknowledges that neither of the attorneys-in-fact are assuming any of the undersigned's responsibilities to comply with Section 13 or
Section 16 of the Exchange Act.

         IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.


              NAME                                      DATE


       /s/ DONALD G. FISHER                      December 15, 1998
-------------------------------------
          Donald G. Fisher

      /s/ DORIS F. FISHER                        December 15, 1998
-------------------------------------
          Doris F. Fisher

       /s/ JOHN J. FISHER                        December 15, 1998
------------------------------------
           John J. Fisher

      /s/ ROBERT J. FISHER                       December 15, 1998
------------------------------------
          Robert J. Fisher




                               Page 6 of 6 pages.